Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Bradley Ecker, Asia Timmons-Pierce

December 21, 2023

Re:	Cub Crafters, Inc.
Offering Statement on Form 1-A Post Qualification Amendment No. 1 Filed December 12, 2023
File No. 024-11983

Dear Mr. Ecker and Ms. Timmons-Pierce:

On behalf of Cub Crafters, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on December 22, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Patrick Horgan

Patrick Horgan, Chief Executive Officer